UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

or

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                  to                 .

COMMISSION FILE NUMBER:  0-51446

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN FOR BARGAINING
ASSOCIATES Formerly known as CONSOLIDATED COMMUNICATIONS 401(k) PLAN
FOR TEXAS BARGAINING ASSOCIATES

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 South 17th Street

Mattoon, Illinois 61938-3987

REQUIRED INFORMATION

Financial Statements and Exhibits

A)	The following Report of Independent Registered Public Accounting Firms, statements, schedules, and exhibits are being filed pursuant to the Required Information for the Form 11-K:

	1.)	Report of Independent Registered Public Accounting Firm.

	2.)	Statements of Net Assets Available for Benefits — December 31, 2011 and 2010.

	3.)	Statements of Changes in Net Assets Available for Benefits — December 31, 2011 and 2010.

	4.)	Notes to Financial Statements.

	5.)	Schedule of Assets held at year-end — December 31, 2011.

	6.)	Schedule of Assets Acquired and Disposed Within Year — For the Year Ended December 31, 2011.

B.)	The following exhibit is included in this Annual Report:

		Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates; formerly known as Consolidated Communications 401(k) Plan for Texas Bargaining Associates:

We have audited the accompanying statements of net assets available for benefits of the Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates; formerly known as Consolidated Communications 401(k) Plan for Texas Bargaining Associates (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules of assets held for investment and assets acquired and disposed within year as of and for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2011 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WEST & COMPANY, LLC

Sullivan, Illinois
June 22, 2012

Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets:
Investments at fair value:
Interest bearing cash	$—	$2,199
MassMutual Guaranteed Interest Accounts	—	1,792,691
MassMutual Separate Investment Accounts	—	5,863,257
Securities in transit	29,025,479	—
Employer common stock	—	21,836
Notes Receivable:
Participant loans	1,198,507	400,319
Net assets reflecting investments at fair value	30,223,986	8,080,302

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(148,910)

Net assets available for benefits	$30,223,986	$7,931,392

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010
Additions
Dividends and interest	$53,480	$50,541
Loan interest	19,548	20,971
Net appreciation in fair value of investments	107,907	745,833
Plan assets from merger with Consolidated Communications, Inc. 401(k) Plan for Pennsylvania Bargaining Associates	1,415,847	—
Plan assets from merger with Illinois Consolidated Telephone Company Long-Term Savings Plan for Hourly-Paid Employees	20,140,071	—
Contributions:
Participants and rollovers	524,380	496,834
Company	254,448	129,614
Total additions	22,515,681	1,443,793

Deductions
Distributions	213,953	442,974
Administrative expenses	9,134	4,650
Total deductions	223,087	447,624

Net increase in available benefits	22,292,594	996,169
Net assets available for benefits at beginning of year	7,931,392	6,935,223
Net assets available for benefits at end of year	$30,223,986	$7,931,392

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates

Notes to Financial Statements

(1)                                 Description of the Plan

The following description of Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates; formerly known as Consolidated Communications 401(k) Plan for Texas Bargaining Associates (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan with a 401(k) feature covering certain bargaining unit (“union”) employees of Consolidated Communications Holdings, Inc. (the “Company”).  The Plan was established March 1, 1996.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On December 30, 2011 the Plan merged with Consolidated Communications, Inc. 401(k) Plan for Pennsylvania Bargaining Associates and with Illinois Consolidated Telephone Company Long-Term Savings Plan for Hourly-Paid Employees.  The general plan description pertains to plan provisions applicable to those participants in the Consolidated Communications 401(k) plan for Texas Bargaining Associates.

The Plan management transferred all investments from Mass Mutual TPA to T. Rowe Price TPA.  The transfer occurred on December 30, 2011 and assets were liquidated and in transit at December 31, 2011.  See note 10 for further description of transfer.

Plan Administration

State Street Bank and Trust Company is the Trustee of the Plan.  On June 3, 2011 the Plan appointed Reliance Trust Company as Trustee of the Plan.  The Plan is administered by the Company.

Contributions

Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participant contributions are subject to certain limitations set by the Internal Revenue Service (“IRS”).  Participants may also contribute amounts representing distributions from another qualified retirement plan or individual retirement account (rollover contributions).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 21 investment options.

The Company matches 50% of the first 3% of a participant’s compensation contributed to the Plan for employees hired before January 1, 2008.  For employees hired on or after January 1, 2008, the Company matches 100% of the first 6% of a participant’s contributions.  The Plan was amended, effective January 1, 2011, so that the Company will begin matching, for employees hired before January 1, 2008, 100% of the first 3% of a participant’s contribution to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts plus gains and losses thereon is based on years of service.  A participant is 100 percent vested in the Company match contribution after three years of service.  Participants are immediately vested in any profit sharing contributions.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less.  Loan terms generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%.  In accordance with Plan provisions, the rate of interest is fixed at the prime rate (as defined in the Plan documents) plus one percentage point.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals.  Participants who terminate service due to death or disability become 100% vested in their account balance.  For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.  An eligible rollover distribution is also permitted.  The Plan allows distributions to be made in employer stock as well as in cash.

If the value of a participant’s vested interest is less than $1,000, a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Forfeited Accounts

Forfeited nonvested amounts are used to reduce future employer contributions.  At December 31, 2011 and 2010, the total forfeited nonvested accounts are not significant to the financial statements as presented.  During 2011, $1,291 of forfeitures was used to reduce the employer contributions.  No forfeitures were used to reduce employer contributions during 2010.

Administrative Expenses and Participant Transaction Fees

All administrative expenses charged to the Plan are paid directly by the Plan Administrator.  Consulting fees for record keeping management were paid by the Plan.  Expenses relating to specific participant transactions (i.e., loan fees, distribution fees, etc.) are deducted directly from the participant’s account.

(2)                                 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net gains and losses from investment transactions are computed by the Plan custodian.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the day the financial statements are issued.

(3)                                 Investments

The following presents investments held by the Plan that represent 5% or more of the Plan’s net assets at December 31:

	2011		2010
	Units	Value	Units	Value
Securities in transit	—	$29,025,479	—	—
MassMutual Guaranteed Investment Accounts	*	*	123,210	$1,643,781

MassMutual Separate Investment Accounts:
MassMutual Select Indexed Equity	*	*	6,056	2,181,661
MassMutual Retirement 2020	*	*	6,122	636,323
MassMutual Premium Core Bond	*	*	307	571,298
MassMutual Premier International Equity	*	*	1,103	542,529

During 2011 and 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $107,907 and $745,833, respectively, as follows:

	2011	2010
MassMutual Guaranteed Interest Accounts	$135,475	$—
MassMutual Separate Investment Accounts	(27,126)	744,122
Consolidated Communications Holdings, Inc. common stock	(442)	1,711
Totals	$107,907	$745,833

(4)  Fair Value Measurements

ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

•                  Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•                  Level 2 - Inputs to the valuation methodology include

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability;

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed interest accounts:  Valued at liquidation value based on actuarial formula as defined under the terms of the contract.  No observable price.  Valued by MassMutual.

Mutual funds:  Unit value calculated based on observable net asset value of the underlying investment. Valued by Unival, an outside agency.  These funds do not have restrictions on redemptions or unfunded commitments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Totals	Level 1	Level 2	Level 3

Securities in transit	$29,025,479	$29,025,479	$—	$—
Totals	$29,025,479	$29,025,479	$—	$—

	Assets at Fair Value as of December 31, 2010
	Totals	Level 1	Level 2	Level 3

Guaranteed interest accounts	$1,792,691	$—	$—	$1,792,691

Common stock:
Telecommunications	21,836	—	21,836	—

Mutual funds:
Equities
US
Index	2,552,848	—	2,552,848	—
Growth	715,125	—	715,125	—
Value	182,008	—	182,008	—
Balanced	164,618	—	164,618	—
Foreign
Growth	587,566	—	587,566	—
Bond
US	571,298	—	571,298	—
Foreign	19,314	—	19,314
Diversified	1,070,480	—	1,070,480	—
Total mutual funds	5,863,257	—	5,863,257	—
Totals	$7,677,784	$—	$5,885,093	$1,792,691

The Plan management transferred investments from Mass Mutual TPA to T. Rowe Price TPA.  The transfer occurred on December 30, 2011 and assets were liquidated and in transit at December 31, 2011.  See note 10 for further description of transfer.  There were no significant transfers between level 1 and level 2 investments during the years ended December 31, 2011 and 2010.

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2011 and 2010:

Guaranteed Interest Accounts

Balance — December 31, 2010	$1,792,691
Change in contract value	(148,910)
Interest	51,518
Realized gains	135,475
Purchases at contract value	9,156,842
Sales at contract value	(10,987,616)
Balance — December 31, 2011	$—

Guaranteed Interest Accounts

Balance — December 31, 2009	$1,588,846
Change in contract value	34,221
Interest	49,165
Purchases at contract value	434,325
Sales at contract value	(313,866)
Balance — December 31, 2010	$1,792,691

(5)                                 Investment Contract with MassMutual

The Plan held a benefit-responsive investment contract with MassMutual.  MassMutual maintained the contributions in a general account.  The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract was fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with issuer, but it may not be less than 3.00% at both December 31, 2011 and 2010.  Such interest rates are adjusted semiannually.

Certain events may limit the ability of the Plan to transact at contract value.  Such events include but may not be limited to the following:  (i) temporary absence; (ii) change in position or other occurrence qualifying as a temporary break in service under the Plan; (iii) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (iv) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (v) removal from the Plan of one or more groups or classifications or participants; (vi) partial or complete Plan termination; or (vii) Plan disqualification.  The Plan Administrators do not believe that the occurrence of any such terminating events, which may limit the Plan’s ability to transact at contract value with participants, is probable.

The terms of the guaranteed investment contract permit Mass Mutual to terminate the contract 90 days after providing effective communication to the Company.

The average yield earned by the Plan on the guaranteed interest contract based on actual earnings and based on the interest rate credited to participants was 2.87% and 2.91% for 2011 and 2010, respectively.

(6)                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)                                 Tax Status

The IRS has determined and informed Massachusetts Mutual Life Insurance Company, the Prototype Sponsor, the  by a letter dated May 11, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by a plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  However, there are currently no audits in progress for any tax periods.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(8)                                 Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(9)                                 Related Party Transactions

Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  On December 30, 2011, the Plan liquidated all Consolidated Communications Holdings, Inc. common stock. At December 31, 2011, the Plan held zero shares of common stock.  At December 31, 2010, the Plan held 1,131 shares of common stock with fair value of $21,836.

(10)                          Subsequent Event

The Plan management transferred investments from Mass Mutual TPA to T. Rowe Price TPA. The transfer occurred on December 30, 2011 and assets were liquidated and in transit at December 31, 2011. On January 3, 2012, the securities in transit purchased the following assets:

	January 3, 2012
	Units	Value
T. Rowe Price Stable Value Fund Sch E	6,747,799	$6,747,799

Mutual Funds:
Vanguard Institutional Index	27,188	3,176,084
Harbor International	39,047	2,117,147
T. Rowe Price Growth Stock Fund	158,602	5,132,370
American Funds American Mutual R4	127,462	3,317,824
PIMCO Total Return Instl	230,388	2,502,009
T. Rowe Price Capital Appreciation Fund	143,201	2,981,435
Goldman Sachs Growth Opp Instl	47,208	1,054,636
Goldman Sachs Small Cap Value	3,590	148,501
Templeton Global Bond, A	4,393	54,866
Prudential Jennison Small Co Z	16,616	350,097
Perkins Mid Cap Value CL I	5,160	105,824
T. Rowe Price Retirement Income Fund	990	12,921
T. Rowe Price Retirement 2010 Fund	657	9,978
T. Rowe Price Retirement 2015 Fund	1,439	16,786
T. Rowe Price Retirement 2020 Fund	46,217	745,947
T. Rowe Price Retirement 2025 Fund	74	864
T. Rowe Price Retirement 2030 Fund	12,175	204,781
T. Rowe Price Retirement 2035 Fund	136	1,614
T. Rowe Price Retirement 2040 Fund	14,164	238,952
T. Rowe Price Retirement 2045 Fund	409	4,598
T. Rowe Price Retirement 2050 Fund	10,657	100,285
T. Rowe Price Retirement 2055 Fund	17	161

(11)                          Adoption of Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”).  ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements.  Certain disclosure requirements of ASU No. 2010-06 were effective beginning in 2010, while other disclosure requirements of ASU No. 2010-06 are effective for financial statements issued for reporting periods beginning after December 15, 2010.  These amended principles required only additional disclosures concerning fair value measurements, and did not affect the Plan’s net assets available for benefits and changes in net assets available for benefits.

Supplemental Schedules

Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates

EIN:  02-0636475  Plan Number:  004

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral par or maturity value	(e) Current value

	Securities in transit	Cash	29,025,479

*	Participant loans	Interest rates range from 4.25% to 9.25%	1,198,507

			$30,223,986

*                 Parties-in-interest

Column (d) has not been presented as all investments are participant directed

See accompanying report of independent registered public account firm

Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates

EIN:  02-0636475  Plan Number:  004

Schedule H, Line 4i — Schedule of Assets Acquired and Disposed Within Year

For the Year Ended December 31, 2011

Identity of Issuer, Borrower, Lessor or Similar Party	Cost of Acquisition	Proceeds of Disposition

Participant loans, 4.25% - 9.25%	$—	$—

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: June 27, 2012

CONSOLIDATED COMMUNICATIONS, INC. 401(K) PLAN FOR BARGAINING ASSOCIATES, BY CONSOLIDATED COMMUNICATIONS HOLDINGS, INC., AS PLAN ADMINISTRATOR

	By:	/s/ Steven L. Childers
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.